      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 1998


                                                      REGISTRATION NO. 333-57333

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                              LAFARGE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                     MARYLAND                                           58-1290226
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                     11130 SUNRISE VALLEY DRIVE, SUITE 300
                             RESTON, VIRGINIA 20191
                                 (703) 264-3600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------

                               LARRY J. WAISANEN
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                     11130 SUNRISE VALLEY DRIVE, SUITE 300
                             RESTON, VIRGINIA 20191
                                 (703) 264-3600
 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)
                             ---------------------

                          Copies of Communication to:

              PETER A. LODWICK, ESQ.                             ROBERT B. WILLIAMS, ESQ.
              THOMPSON & KNIGHT, P.C.                         MILBANK, TWEED, HADLEY & MCCLOY
             1700 PACIFIC, SUITE 3300                            ONE CHASE MANHATTAN PLAZA
                DALLAS, TEXAS 75201                              NEW YORK, NEW YORK 10005
                  (214) 969-1700                                      (212) 530-5000

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 29, 1998


PROSPECTUS
                    , 1998

                                  $650,000,000

                                 [LAFARGE LOGO]


                              % SENIOR NOTES DUE



    The Senior Notes (the "Notes") are being offered by Lafarge Corporation, a Maryland corporation. Interest on the Notes is payable semi-annually on June 15 and December 15 of each year commencing on December 15, 1998. The Notes constitute senior and unsecured obligations of the Company, ranking pari passu in right of payment with all other senior and unsecured obligations of the Company. See "Description of Notes -- General."


    The Notes may be redeemed as a whole or in part at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount thereof or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to such redemption date on a semiannual basis at the Treasury Rate (as defined herein)
plus              basis points, plus in either case accrued and unpaid interest on the principal amount being redeemed to the date of redemption. See "Description of Notes -- Redemption Provisions." The Notes are not subject to any sinking fund.


    The Notes will be represented by a Book-Entry Note registered in the name of the nominee of The Depository Trust Company, which will act as securities depositary. Beneficial interests in a Book-Entry Note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants. Except as described herein, the Notes will not be issued in definitive form. See "Description of Notes -- Book-Entry Notes."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


---------------------------------------------------------------------------------------------------------------------
                                                       PRICE                UNDERWRITING              PROCEEDS
                                                       TO THE              DISCOUNTS AND               TO THE
                                                     PUBLIC(1)             COMMISSIONS(2)            COMPANY(3)
---------------------------------------------------------------------------------------------------------------------
Per Note.....................................            %                       %                       %
Total........................................            $                       $                       $
---------------------------------------------------------------------------------------------------------------------


(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $         .

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York,
New York, on or about                   , 1998, in book-entry form through the
facilities of The Depository Trust Company against payment therefor in immediately available funds.

                              Joint Lead Managers


DONALDSON, LUFKIN & JENRETTE                             WARBURG DILLON READ LLC


                  --------------------------------------------


                           CITICORP SECURITIES, INC.

   [Map of the Company's cement plants and construction materials operations]

THE UNDERWRITERS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     Lafarge Corporation, a Maryland corporation (the "Company" or "Lafarge"), is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, The Toronto Stock Exchange, Exchange Tower, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J2 and the Montreal Exchange, Stock Exchange Tower, 800 Victoria Square, Montreal, Quebec, Canada H4Z 1A9.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act (File No. 0-11936) are incorporated by reference in this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

          (c) Proxy Statement dated March 23, 1998, relating to the 1998 annual meeting of stockholders of the Company; and

          (d) the Company's Current Report on Form 8-K dated June 3, 1998.

     All documents filed by the Company pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes pursuant hereto shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Mr. David C. Jones, Vice President -- Legal Affairs and Corporate Secretary, Lafarge Corporation, 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia 20191, telephone number (703) 264-3600.

                                  THE COMPANY

     The Company, one of the largest producers of cement and construction materials in North America, produces and sells cement, aggregates, ready-mixed concrete and other concrete products, gypsum wallboard and other construction materials in the United States and Canada. Canadian operations are conducted by Lafarge Canada Inc. ("Lafarge Canada"), the Company's Canadian subsidiary. In the United States, the Company is the third largest producer of cement by clinker production capacity and, including the recently acquired Redland Operations (as defined below), the fourth largest producer of aggregates. In Canada, the Company is the largest producer of cement by clinker production capacity and one of the largest producers of aggregates, ready-mixed concrete and other concrete products. The rated annual clinker production capacity of the Company's 14 cement manufacturing plants is approximately 11.7 million tons, with approximately 6.5 million tons of capacity in the United States and approximately 5.2 million tons of capacity in Canada. In 1997, the Company shipped 13 million tons of cement and, on a pro forma basis giving effect to the acquisition of the Redland Operations, shipped 75 million tons of aggregates and 10 million cubic yards of ready-mixed concrete. In September 1996, the Company entered the gypsum wallboard business by acquiring manufacturing facilities located in Buchanan, New York and Wilmington, Delaware, with a combined rated annual capacity of 700 million square feet of wallboard. The Company supplies a full line of gypsum wallboard products used in residential and commercial construction as well as remodeling and repair. The Company is also engaged in road building and other construction using many of its own products. On a pro forma basis, after giving effect to the acquisition of the Redland Operations, the Company had revenues of approximately $2.4 billion for the twelve months ended March 31, 1998.

     Since the early 1990's, the Company has implemented an operating strategy with the objective of increasing the profitability of existing operations while pursuing opportunities to increase both revenue and cash flow. Actions taken by management include: (i) repositioning the Company's asset portfolio to optimize its competitive position in strategic markets, including the disposition of non-strategic assets, (ii) entering new business areas such as gypsum wallboard manufacturing and (iii) lowering production, transportation and overhead costs and increasing productivity.

     Currently, the Company seeks to:

     - Achieve and maintain leading positions in targeted markets;

     - Improve operational efficiencies and increase customer focus to become the low cost supplier of choice for its customers;

     - Invest in existing operations and acquire strategic assets that meet the Company's investment criteria; and

     - Maintain a flexible financial structure in order to capitalize on attractive strategic opportunities.

     Approximately 52% of the Company's outstanding voting securities are owned by Lafarge S.A., a French corporation, and certain of its affiliates ("Lafarge S.A."). Lafarge S.A., with 1997 sales of approximately $7.2 billion, is a world leader in building materials active in 60 countries around the world.

     The Company was incorporated under the laws of the State of Maryland in 1977. Its principal executive offices are located at 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia 20191 and its telephone number at these offices is
(703) 264-3600. Unless otherwise indicated or the context requires otherwise, the "Company" and "Lafarge" refer to Lafarge Corporation and its subsidiaries and predecessors, and information regarding the Company's business and operations included in this Prospectus gives effect to the acquisition of the Redland Operations. See "Business -- Redland Acquisition."

                              RECENT DEVELOPMENTS


     On June 3, 1998, the Company acquired from Lafarge S.A. certain construction materials operations in North America (collectively, the "Redland Operations") formerly owned by Redland Aggregates North America ("Redland") and operated by Denver-based Western Mobile Inc., Redland Genstar Inc. of Towson, Maryland and Redland Quarries Inc. of Hamilton, Ontario. Lafarge S.A. acquired the Redland Operations in December 1997 as part of its acquisition of the British construction materials firm Redland PLC. The purchase price paid by the Company for the Redland Operations, free of debt, was $690 million, subject to working capital adjustments. The U.S. operations were acquired pursuant to a stock purchase agreement among the Company, Lafarge S.A. and Redland International Limited, providing for the acquisition of the stock of Redland, Inc. The Canadian operations were acquired pursuant to an asset acquisition agreement among Lafarge Canada, Lafarge S.A. and Redland Quarries Inc. The Company intends to use the proceeds of the offering of the Notes (the "Offering") to finance the acquisition of the Redland Operations located in the United States. The purchase price for the Canadian portion of the Redland Operations, approximately $40 million, was paid by Lafarge Canada from available cash.


     The Redland Operations, which include 64 aggregates operations, 34 ready-mixed concrete plants and 29 asphalt plants, had revenues of approximately $517.1 million for the year ended December 31, 1997. In 1997, the Redland Operations shipped approximately 32 million tons of aggregates, approximately two million cubic yards of ready-mixed concrete and approximately six million tons of asphalt. Unless otherwise indicated, all information set forth below relating to the operations and business of the Company includes the Redland Operations.

                                USE OF PROCEEDS


     The proceeds to the Company from the sale of the Notes in the Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $644.8 million.


     The net proceeds of the Offering, together with cash flow from operations, are expected to be used to repay $650 million of outstanding indebtedness under a short-term note between the Company and Lafarge S.A. (the "Bridge Note") funded June 3, 1998, which was entered into by the Company to finance, on an interim basis, the acquisition of the Redland Operations located in the United States. See "Recent Developments." The Bridge Note accrues interest at the London Interbank Offered Rate ("LIBOR") plus 30 basis points, has a maturity date of December 31, 1998 and may be prepaid at any time without penalty.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges prior to the acquisition of the Redland Operations for the periods shown:


                                                                  THREE MONTHS      ENDED
                                                                      ENDED       MARCH 31,
                                   YEARS ENDED DECEMBER 31,       MARCH 31,(2)     LTM(3)
                               --------------------------------   -------------   ---------
                               1993   1994   1995   1996   1997   1997     1998     1998
Ratio of earnings to fixed
  charges(1).................  1.56   3.63   5.96   8.29   12.55   --       --      13.48


------------------------------

(1) The Company's consolidated ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations before income taxes and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to indebtedness, whether expensed or capitalized, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

(2) Due to seasonality, the deficiency of earnings to fixed charges for the three months ended March 31, 1997 and 1998 was $42.2 million and $35.4 million, respectively.

(3) Last twelve months.

                     ACCOUNTING EFFECTS OF THE ACQUISITION

     Lafarge S.A., the majority shareholder of the Company, is the owner of Redland PLC. As a result, generally accepted accounting principles require that the acquisition of the Redland Operations by the Company be accounted for in a manner similar to a pooling of interests. Following the release of second quarter results, the Company will report the net assets of the Redland Operations at the historical cost of Lafarge S.A. retroactive to December 31, 1997. Lafarge S.A. acquired Redland PLC in December 1997 and accounted for the transaction using the purchase method. As such, Lafarge S.A.'s historical cost basis of the net assets acquired by the Company reflects the allocation of the purchase price to the net assets and goodwill. Similarly, results of operations of the Redland Operations will be combined with the Company's results, for reporting purposes, beginning January 1, 1998. As the post-combination results of the Redland Operations have not yet been reported, supplemental financial information has been incorporated by reference herein from the Company's Current Report on Form 8-K dated June 3, 1998 to show the impact of combining the Redland Operations with the Company for the year ended December 31, 1997 and for the quarter ended March 31, 1998.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus, including the documents incorporated by reference herein, includes "forward-looking" statements based upon current expectations that involve a number of business risks and uncertainties. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Company and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

     Such additional factors include, among other things, national and regional economic conditions, levels of construction spending in major markets, supply/demand structure of the industry, unfavorable weather conditions during peak construction periods and changes in environmental regulations, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Therefore, the Company cautions each reader of this Prospectus to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this Prospectus and as disclosed in the Company's periodic reports filed with the Commission as such factors, in some cases, have affected, and in the future (together with other factors) could affect, the ability of the Company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed herein and therein.

                                 CAPITALIZATION


     The following table sets forth the unaudited capitalization of the Company as of March 31, 1998, on a historical basis and as adjusted to give effect to the sale of the Notes in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds." This information should be read in conjunction with the audited consolidated financial statements of the Company and the related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the Company's Current Report on Form 8-K dated June 3, 1998, incorporated by reference herein.


                                                                AS OF MARCH 31, 1998
                                                              ------------------------
                                                                               AS
                                                                ACTUAL     ADJUSTED(1)
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $  285,424   $  241,123
                                                              ==========   ==========
Short-term debt:
     Short-term borrowings and current portion of long-term
      debt..................................................  $   71,643   $   71,643
Long-term debt:
     Long-term debt.........................................     121,327      124,233
     Senior Notes...........................................          --      650,000
                                                              ----------   ----------
          Total long-term debt..............................     121,327      774,233
Shareholder's equity:
     Common Stock, $1.00 par value, 110,100,000 shares
      authorized, 66,300,000 shares issued and
      outstanding...........................................      66,276       66,276
     Exchangeable shares, no par value, 24,300,000 shares
      authorized, 5,500,000 shares issued and outstanding...      39,494       39,494
     Additional paid-in capital.............................     656,994      666,975
     Retained earnings......................................     556,629      545,042
     Foreign currency translation adjustments...............     (91,414)     (90,912)
                                                              ----------   ----------
          Total shareholders' equity........................   1,227,979    1,226,875
                                                              ----------   ----------
Total capitalization........................................  $1,420,949   $2,072,751
                                                              ==========   ==========

------------------------------


(1) Gives effect to the acquisition of the Redland Operations on a pro forma basis, including the payment of the purchase price for the Canadian assets of Redland, and to the sale of the Notes in the Offering with the application of the net proceeds therefrom to repay the Bridge Note. See "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company for each of the five years ended December 31, 1997 and for the three-month periods ended March 31, 1997 and 1998. The selected financial data as of and for the five years ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent public accountants. Data for the three-month periods are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. This table is qualified by and should be read in conjunction with the Company's Consolidated Financial Statements incorporated by reference herein. The historical financial data set forth below does not reflect the impact of the acquisition of the Redland Operations, which were acquired on June 3, 1998. For additional information regarding the acquisition of the Redland Operations, see "Unaudited Pro Forma Condensed Consolidated Financial Data" below.


                                                                                                         THREE MONTHS
                                                             YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                               ----------------------------------------------------   -------------------
                                                 1993       1994       1995       1996       1997       1997       1998
                                                                                                          (UNAUDITED)
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF INCOME DATA:
    Net sales................................  $1,494.5   $1,563.3   $1,472.2   $1,649.3   $1,806.4   $  244.0   $  267.3
    Earnings before interest and taxes.......      70.2      141.9      185.4      236.4      300.9      (52.6)     (45.6)
    Interest expense, net....................     (42.7)     (28.8)     (15.2)     (14.1)      (6.6)      (2.6)      (0.2)
    Income tax benefit (expense).............     (21.6)     (32.5)     (40.6)     (81.4)    (112.3)      21.2       17.7
    Net income (loss)........................       5.9       80.6      129.6      140.9      182.0      (34.1)     (28.2)
    Net income per share -- basic............  $   0.10   $   1.19   $   1.89   $   2.02   $   2.56   $  (0.48)  $  (0.39)
    Net income per share -- diluted..........      0.10       1.18       1.82       1.95       2.54      (0.48)     (0.39)
    Dividends per share......................      0.30       0.30      0.375       0.40       0.42       0.10       0.12
BALANCE SHEET DATA:
    Cash, cash equivalents and short-term
      investments............................  $  109.3   $  243.6   $  221.0   $  209.3   $  318.4   $  203.0   $  285.4
    Working capital..........................     315.4      402.3      448.6      394.9      520.2      328.7      439.1
    Total assets.............................   1,687.7    1,651.4    1,713.9    1,813.0    1,889.1    1,750.3    1,871.0
    Long-term debt...........................     373.2      290.7      268.6      161.9      132.3      149.3      121.3
    Shareholders' equity.....................     791.7      841.4      981.0    1,110.5    1,255.7    1,069.3    1,228.0
SELECTED STATISTICAL AND OPERATING DATA:
    Gross profit as a percent of net sales...      16.9%      19.7%      21.9%      24.1%      26.1%      (4.6)%      0.8%
    Selling and administrative as a percent
      of sales...............................      10.8%      10.4%       9.6%       9.2%       8.9%      15.3%      15.8%
    EBITDA(1)................................  $  185.2   $  245.5   $  279.7   $  336.9   $  407.2   $  (25.6)  $  (18.3)
    Depreciation, depletion and
      amortization...........................     115.0      103.6       94.3      100.5      106.3       27.1       27.3
    Capital expenditures.....................      58.4       95.4      121.9      124.8      124.0       40.6       40.3
    Acquisitions.............................      15.2        4.7       29.3       83.5        8.8        0.0       22.1
    Return on average shareholders' equity...       0.8%       9.9%      14.2%      13.5%      15.4%      (3.1)%     (2.3)%
    Long-term debt as a percentage of total
      capitalization(2)......................      26.3%      21.6%      18.6%      11.0%       8.3%      10.5%       7.7%


------------------------------

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors.

(2) Total capitalization represents long-term debt, other long-term liabilities and shareholders' equity.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     Lafarge S.A., the majority shareholder of the Company, acquired Redland PLC in December 1997. The Company acquired the Redland Operations from Lafarge S.A. on June 3, 1998. See "Recent Developments." Since the Company acquired the Redland Operations from the holder of a majority of its voting securities, the acquisition will be accounted for similar to a pooling of interests. Accordingly, Redland assets and liabilities acquired by the Company from Lafarge S.A. are transferred to the Company at Lafarge S.A.'s historical cost, which approximates the purchase price paid by the Company. The unaudited pro forma condensed consolidated financial data reflect the impact of Lafarge S.A.'s preliminary purchase price adjustments on Redland, the impact of the Company's acquisition of the Redland Operations from Lafarge S.A. and the impact of debt financing of the Company's acquisition of the Redland Operations from Lafarge S.A.

     The following Unaudited Pro Forma Condensed Consolidated Income Statements for the year ended December 31, 1997, the Last Twelve Months ("LTM") ended March 31, 1998 and the three months ended March 31, 1998 give effect to the acquisition of the Redland Operations, the Offering of the Notes hereby, and the application of the net proceeds therefrom, assuming these transactions occurred at January 1, 1997. The Unaudited Pro Forma Balance Sheet as of March 31, 1998 gives effect to the acquisition of the Redland Operations and the Offering, and the application of the net proceeds therefrom, assuming the Offering occurred on March 31, 1998.

     The Unaudited Pro Forma Condensed Consolidated Financial Data, which are based on the historical financial information of the Company and the Redland Operations for the year ended December 31, 1997 and the three months ended March 31, 1998, are presented for informational purposes only and are not necessarily indicative of the combined earnings and results of operations had the Company completed the acquisition of the Redland Operations at the beginning of the periods presented, nor is such information intended necessarily to be indicative of the future results of operations. The Unaudited Pro Forma Condensed Consolidated Financial Data should be read in conjunction with the financial statements and other financial data of the Company and the Redland Operations incorporated by reference or included herein.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)


                                                                                                                         LTM(3)
                                                                                                                         ENDED
                                                                                                                       MARCH 31,
                                                             YEAR ENDED DECEMBER 31, 1997                                 1998
                                   ---------------------------------------------------------------------------------   ----------
                                                                  REDLAND
                                                 -----------------------------------------
                                                                               SUB-TOTAL
                                                                PUSH-DOWN      OF REDLAND
                                                 HISTORICAL        OF             AND
                                                  BASIS OF    LAFARGE S.A.    LAFARGE S.A.
                                     LAFARGE      REDLAND       PURCHASE         PURCH.                      PRO          PRO
                                   CORPORATION   OPERATIONS   ACCOUNTING(a)    ACCOUNTING    FINANCING      FORMA        FORMA
Net sales........................  $1,806,351     $517,056       $    --        $517,056     $     --     $2,323,407   $2,357,139
    Cost of goods sold...........   1,335,206      406,310         2,905(c)      409,215           --      1,744,421    1,761,997
                                   ----------     --------       -------        --------     --------     ----------   ----------
Gross profit.....................     471,145      110,746        (2,905)        107,841           --        578,986      595,142
    Selling and administrative...     160,963       51,632            --          51,632           --        212,595      217,890
    Goodwill amortization........       3,748        7,177         3,139(d)       10,316                      14,064       14,593
    Other (income) expense,
      net........................       5,536       (5,200)           --          (5,200)          --            336        2,155
                                   ----------     --------       -------        --------     --------     ----------   ----------
Operating income (loss)..........     300,898       57,137        (6,044)         51,093           --        351,991      360,504
    Interest (income) expense,
      net........................       6,664       16,936            --          16,936       43,550(f)      50,514       48,083
                                                                                              (16,636)(f)         --
                                   ----------     --------       -------        --------     --------     ----------   ----------
Income (loss) before taxes.......     294,234       40,201        (6,044)         34,157      (26,914)       301,477      312,421
Income taxes expense (benefit)...     112,258       16,473        (1,191)(e)      15,282      (10,496)(e)    117,044      121,211
                                   ----------     --------       -------        --------     --------     ----------   ----------
Net income (loss)................  $  181,976     $ 23,728       $(4,853)       $ 18,875     $(16,418)    $  184,433   $  191,210
                                   ==========     ========       =======        ========     ========     ==========   ==========
    Net income per
      share -- basic.............  $     2.56                                                             $     2.59   $     2.68
    Net income per
      share -- diluted...........        2.54                                                                   2.57         2.65
Dividends per share..............        0.42                                                                   0.42         0.44
SELECTED STATISTICAL AND
  OPERATING DATA:
Gross profit as a percent of net
  sales..........................       26.1%                                                                  24.9%        25.2%
Selling and administrative as a
  percent of sales...............        8.9%                                                                   9.2%         9.2%
EBITDA(1)........................  $    407.2                                                             $    500.8   $    511.8
Depreciation, depletion and
  amortization...................       106.3                                                                  148.8        151.3
Capital expenditures.............       124.0                                                                  152.7        151.2
Return on average shareholders'
  equity.........................       15.4%                                                                  15.6%        16.7%
Long-term debt as a percentage of
  total capitalization...........        8.3%                                                                   8.0%        33.5%
Ratio of earnings to fixed
  charges(2).....................       12.55                                                                   5.24         5.48


------------------------------

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors.

(2) The Company's consolidated ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations before income taxes and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to indebtedness, whether expensed or capitalized, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

(3) Last twelve months.

     The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE QUARTER ENDED MARCH 31, 1998
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)


                                                                         REDLAND OPERATIONS
                                                             ------------------------------------------
                                                                                            SUB-TOTAL
                                                                                           OF REDLAND
                                                             HISTORICAL   PUSH-DOWN OF     AND LAFARGE
                                                              BASIS OF    LAFARGE S.A.        S.A.
                                                 LAFARGE      REDLAND       PURCHASE         PURCH.
                                               CORPORATION   OPERATIONS   ACCOUNTING(a)   ACCOUNTING(b)   FINANCING    PRO FORMA
Net sales....................................   $267,292      $ 67,484       $    --        $ 67,484       $    --     $334,776
    Cost of goods sold.......................    265,196        67,398           813(c)       68,211            --      333,407
                                                --------      --------       -------        --------       -------     --------
Gross profit.................................      2,096            86          (813)           (727)           --        1,369
    Selling and administrative...............     42,251        11,431            --          11,431            --       53,682
    Goodwill amortization....................      1,167         1,739           842(d)        2,581            --        3,748
    Other (income) expense, net..............      4,288           730            --             730            --        5,018
                                                --------      --------       -------        --------       -------     --------
Operating income (loss)......................    (45,610)      (13,814)       (1,655)        (15,469)           --      (61,079)
    Interest (income) expense, net...........        211         3,585            --           3,585        10,888(f)    11,174
                                                                                                            (3,510)(f)
                                                --------      --------       -------        --------       -------     --------
Income (loss) before taxes...................    (45,821)      (17,399)       (1,655)        (19,054)       (7,378)     (72,253)
Income taxes expense (benefit)...............    (17,654)       (7,134)         (333) (e)     (7,467)       (2,877)(e)  (27,998)
                                                --------      --------       -------        --------       -------     --------
Net income (loss)............................   $(28,167)     $(10,265)      $(1,322)       $(11,587)      $(4,501)    $(44,255)
                                                ========      ========       =======        ========       =======     ========
Net income per share -- basic................   $  (0.39)                                                              $  (0.62)
Net income per share -- diluted..............      (0.39)                                                                 (0.62)
Dividends per share..........................       0.12                                                                   0.12
SELECTED STATISTICAL AND OPERATING DATA:
Gross profit as a percent of net sales.......        0.8%                                                                   0.4%
Selling and administrative as a percent of
  sales......................................       15.8%                                                                  16.0%
EBITDA(1)....................................   $  (18.3)                                                              $  (23.6)
Depreciation, depletion and amortization.....       27.3                                                                   37.5
Capital expenditures.........................       40.3                                                                   42.3
Return on average shareholders' equity.......       (2.3)%                                                                 (3.6)%
Long-term debt as a percentage of total
  capitalization.............................        7.7%                                                                  33.5%


------------------------------

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors.

     The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           REDLAND OPERATIONS
                                              --------------------------------------------
                                                                              SUBTOTAL OF
                                                           PUSH DOWN OF       REDLAND AND       LAFARGE
                                              HISTORICAL   LAFARGE S.A.      LAFARGE S.A.        CORP.
                                 LAFARGE       REDLAND       PURCHASE          PURCHASE        PURCHASE
                               CORPORATION    OPERATIONS   ACCOUNTING(g)     ACCOUNTING(h)   ACCOUNTING(l)    FINANCING(n)
ASSETS
Cash.........................  $  121,001      $    899      $     --          $    899        $      --       $ (40,000)(o)
                                                                                                                  (5,200)(p)
Short-term investments.......     164,423            --            --                --               --              --
Accounts receivable, net.....     194,118        58,578           173(i)         58,751               --              --
Inventory....................     227,093        31,096           150(i)         31,246               --              --
Other current assets.........      34,227        32,361            34(i)         32,395               --              --
                               ----------      --------      --------          --------        ---------       ---------
Total current assets.........     740,862       122,934           357           123,291               --         (45,200)
                               ----------      --------      --------          --------        ---------       ---------
Property, plant and
  equipment, net.............     899,249       415,026        (2,426)(i)       411,787               --              --
                               ----------      --------                        --------        ---------       ---------
                                                                 (813)(m)
                                                             --------
Other Assets
    Excess of cost over net
      tangible assets of
      business acquired,
      net....................      40,284        73,919       231,364(j)        305,283(j)            --              --
    Other....................     190,650        14,254         7,512(i)         21,766               --           5,200(q)
                               ----------      --------      --------          --------        ---------       ---------
        Total assets.........  $1,871,045      $626,133      $235,994          $862,127        $      --       $ (40,000)
                               ==========      ========      ========          ========        =========       =========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Total current liabilities....  $  301,751      $218,325      $ (2,467)(i)      $219,430        $ 550,577(l)    $(690,000)(r)
                                                                3,572(k)
Long-term debt...............     121,327        83,141            --            83,141          (80,235)(l)     650,000(s)
Other long-term
  liabilities................     219,988        95,503        (5,185)(i)        90,318               --              --
                               ----------      --------      --------          --------        ---------       ---------
    Total liabilities........     643,066       396,969        (4,080)          392,889          470,342         (40,000)
                               ----------      --------      --------          --------        ---------       ---------
Common shares................      66,276             5            (5)(i)            --               --              --
Exchangeable shares..........      39,494            --            --                --               --              --
Additional paid-in capital...     656,994       170,239       310,084(i)        480,323         (470,342)(l)          --
Retained earnings............     556,629        67,844       (79,431)(i)(t)    (11,587)              --              --
Cumulative foreign currency
  translation adjustment.....     (91,414)       (8,924)        9,426(i)(t)         502               --              --
                               ----------      --------      --------          --------        ---------       ---------
    Total shareholders'
      equity.................   1,227,979       229,164       240,074           469,238         (470,342)             --
                               ----------      --------      --------          --------        ---------       ---------
        Total liabilities &
          shareholders'
          equity.............  $1,871,045      $626,133      $235,994          $862,127        $      --       $ (40,000)
                               ==========      ========      ========          ========        =========       =========


                               PRO FORMA
ASSETS
Cash.........................  $   76,700
Short-term investments.......     164,423
Accounts receivable, net.....     252,869
Inventory....................     258,339
Other current assets.........      66,622
                               ----------
Total current assets.........     818,953
                               ----------
Property, plant and
  equipment, net.............   1,311,036
                               ----------
Other Assets
    Excess of cost over net
      tangible assets of
      business acquired,
      net....................     345,567
    Other....................     217,616
                               ----------
        Total assets.........  $2,693,172
                               ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Total current liabilities....  $  381,758
Long-term debt...............     774,233
Other long-term
  liabilities................     310,306
                               ----------
    Total liabilities........   1,466,297
                               ----------
Common shares................      66,276
Exchangeable shares..........      39,494
Additional paid-in capital...     666,975
Retained earnings............     545,042
Cumulative foreign currency
  translation adjustment.....     (90,912)
                               ----------
    Total shareholders'
      equity.................   1,226,875
                               ----------
        Total liabilities &
          shareholders'
          equity.............  $2,693,172
                               ==========


     The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL AND OPERATING DATA)

(a) Lafarge S.A. acquired Redland PLC in December 1997 and accounted for the transaction using the purchase method. This column reflects the pro forma purchase accounting adjustments assuming Lafarge S.A. purchased Redland PLC on January 1, 1997.

(b) This column represents the pro forma total of the Redland Operations historical results of operations and associated purchase accounting adjustments assuming Lafarge S.A. purchased Redland PLC on January 1, 1997.

(c) The purchase accounting described in note (a) resulted in a change in the carrying amounts of fixed assets and mineral reserves of the Redland Operations to new estimated fair values. As a result, the associated depreciation and depletion of these assets will increase by approximately $2,905 on a pro forma basis for 1997 and $813 for the three months ended March 31, 1998.

(d) The purchase accounting described in note (a) resulted in additional goodwill that will be amortized over an average of 30 years. As a result, the associated amortization will increase by approximately $3,139 on a pro forma basis for 1997 and $842 for the three months ended March 31, 1998.

(e) Reflects the impact of the pro forma adjustments on income taxes at the appropriate effective rate of Redland or the Company.

(f) Adjustment reflects increased interest expense of $43,550 for 1997 and $10,888 for the three months ended March 31, 1998 related to an additional $650,000 in borrowings with an assumed fixed blended interest rate of approximately 6.7%. This is offset by a reduction in interest expense of approximately $16,636 for 1997 and $3,510 for the three months ended March 31, 1998, for debt associated with the Redland Operations that will not be assumed by the Company.

(g) Lafarge S.A. acquired Redland PLC in December 1997 and accounted for the transaction using the purchase method. The adjustments in this column reflect the preliminary purchase accounting adjustments for the Redland Operations recorded by Lafarge S.A.

(h) This column represents the total of the Redland Operations historical balance sheet and associated preliminary purchase accounting adjustments of Lafarge S.A. Since the Company acquired the Redland Operations from its parent, the balance sheet in this column is combined with the Company's historical balance sheet similar to a pooling of interests.

(i) Reflects Lafarge S.A.'s adjustments to record the assets and liabilities acquired at preliminary estimated fair market values.

(j) The preliminary calculations of the excess cost over fair value of the net assets acquired (goodwill) by Lafarge S.A. is as follows:

Purchase price of the Redland Operations....................  $690,000
Value of net assets acquired:
     Historical net book value at December 31, 1997,
      excluding related party debt of $209,677 not assumed
      by the Company........................................   448,604
Less historical goodwill....................................   (75,422)
Liabilities associated with employee termination benefits
  and restructuring costs directly related to the
  acquisition...............................................    (3,572)
Add estimated increase in fair values of mineral reserves
  and other net assets acquired.............................    12,762
                                                              --------
Estimated fair value of net assets acquired.................   382,372
                                                              --------
Excess purchase price over fair value of net assets acquired
  (goodwill) at December 31, 1997...........................   307,628
                                                              --------
First quarter 1998 activity.................................    (2,345)
                                                              --------
Balance, March 31, 1998.....................................  $305,283
                                                              ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
      (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL AND OPERATING DATA)


(k) Preliminary purchase accounting adjustment to current liabilities reflects a $3,572 adjustment to record termination benefits and restructuring costs directly related to the acquisition. Management began to assess these plans at the consummation of the acquisition of the Redland Operations and is currently taking steps to implement them.


(l) This column reflects purchase accounting adjustments recorded by the Company in connection with its acquisition of the Redland Operations from Lafarge S.A. for $690,000, subject to certain working capital adjustments. The adjustments eliminate Redland Operations related party debt which was not assumed by the Company, eliminate Redland Operations paid-in capital and record the payable to Lafarge S.A. for the $690,000 purchase price.

(m) Reflects the depreciation and depletion of property, plant and equipment related to purchase accounting adjustments for the three months ended March 31, 1998.

(n) This column reflects the pro forma adjustments for the financing of the $690,000 acquisition of the Redland Operations by the Company.

(o) Pro forma adjustment to reduce cash by $40,000 represents $690,000 in cash paid by the Company to purchase the Redland Operations from Lafarge S.A., net of $650,000 in proceeds received to finance the acquisition.

(p) Pro forma adjustment to reduce cash by $5,200 represents the cash expected to be paid by the Company for financing and other fees associated with the issuance of $650,000 in Notes.

(q) Reflects the $5,200 deferred financing fees associated with the issuance of the Notes that will be amortized as interest expense over the life of the debt.

(r) Reflects the refinancing of the $690,000 payable to Lafarge S.A. for the acquisition of the Redland Operations.


(s) Reflects the issuance of $650,000 in the Notes offered hereby with the proceeds used to purchase the U.S. portion of the Redland Operations from Lafarge S.A.


(t) Included in adjustments to retained earnings and cumulative foreign currency translation adjustment are the Redland Operations net loss and foreign currency translation adjustment for the three months ended March 31, 1998.

                                    BUSINESS

     The following discussion is qualified in its entirety by the more detailed information included or incorporated by reference in this Prospectus, including the Company's Annual Report on Form 10-K for the year ended December 31, 1997; the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998; the Company's Proxy Statement dated March 23, 1998; and the Company's Current Report on Form 8-K dated June 3, 1998.

GENERAL

     The Company, one of the largest producers of cement and construction materials in North America, produces and sells cement, aggregates, ready-mixed concrete and other concrete products, gypsum wallboard and other construction materials in the United States and Canada. Canadian operations are conducted by Lafarge Canada. In the United States, the Company is the third largest producer of cement by clinker production capacity and, including the recently acquired Redland Operations, the fourth largest producer of aggregates. In Canada, the Company is the largest producer of cement by clinker production capacity and one of the largest producers of aggregates, ready-mixed concrete and other concrete products. The rated annual clinker production capacity of the Company's 14 cement manufacturing plants is approximately 11.7 million tons, with approximately 6.5 million tons of capacity in the United States and approximately 5.2 million tons of capacity in Canada. In 1997, the Company shipped 13 million tons of cement and, on a pro forma basis giving effect to the acquisition of the Redland Operations, shipped 75 million tons of aggregates and 10 million cubic yards of ready-mixed concrete. In September 1996, the Company entered the gypsum wallboard business by acquiring manufacturing facilities located in Buchanan, New York and Wilmington, Delaware, with a combined rated annual capacity of 700 million square feet of wallboard. The Company supplies a full line of gypsum wallboard products that are used in residential and commercial construction as well as remodeling and repair. The Company is also engaged in road building and other construction using many of its own products.

REDLAND ACQUISITION

     On June 3, 1998, the Company acquired the Redland Operations, free of debt, for $690 million, subject to working capital adjustments. The Redland Operations, which include 64 aggregates operations, 34 ready-mixed concrete plants and 29 asphalt plants, had revenues of approximately $517.1 million for the year ended December 31, 1997. In 1997, the Redland Operations shipped approximately 32 million tons of aggregates, approximately two million cubic yards of ready-mixed concrete and approximately six million tons of asphalt. Unless otherwise indicated, all information set forth below relating to the operations and business of the Company includes the Redland Operations.

CEMENT OPERATIONS

  INDUSTRY OVERVIEW


     Cement is the essential binding material used in making concrete, which is widely used in residential, non-residential, commercial and industrial construction. The competitive marketing radius of a typical cement plant for common types of cement is approximately 250 miles except for waterborne shipments which can be economically transported considerably greater distances. Consequently, even cement producers with global operations compete on a regional basis in each market in which that company manufactures and distributes product. No single cement company in the U.S. has a production and distribution system extensive enough to serve all U.S. markets. A company's competitive position in a given market depends largely on the location and operating costs of its plants and associated distribution terminals and price in that market.



     Current demand for cement is dependent on levels of construction activity specific to a region or market. For example, current demand for cement in the Company's U.S. markets is in excess of current domestic cement capacity. The Company believes that a continuation of the current low interest rate environment and increased government spending on infrastructure improvement and paving work could have a favorable impact on future demand in its markets. Further, in Canada, the recent economic recovery has had a favorable impact on demand for cement due to increases in residential and commercial construction and increased spending in the oil and gas and farming sectors.

  GENERAL

     The cement manufacturing process involves an intermediate product called clinker. Clinker is made from limestone, clay or shale and sand crushed, ground and blended into a mixture which is burned in a rotary kiln at extremely high temperatures. The mixing and grinding process may be done by either a dry process, which is more cost efficient, or a wet process. A majority of the Company's plants use the dry process. The clinker is then cooled and ground with a small amount of gypsum to produce a fine powder which is cement. A plant's cement production capacity generally is approximately 10% greater than its clinker production capacity.


     The Company manufactures and sells various types of portland cement used to make concrete and concrete products, as well as numerous special purpose cements including masonry and oilwell cement. The Company sells cement to several thousand unaffiliated customers including ready-mixed concrete businesses, manufacturers of concrete products such as blocks, pipes and prefabricated building components, and construction contractors. No single unaffiliated customer accounted for more than 10% of the Company's sales in 1997. Sales of cement are made on the basis of competitive prices in each market area, generally pursuant to telephone orders from customers who purchase quantities sufficient for their immediate requirements. Therefore, with the exception of isolated major construction projects, the Company's cement sales do not typically involve long-term contractual commitments. Because of freight costs, most cement is sold within a radius of 250 miles from the producing plant, except for waterborne shipments which can be shipped considerably greater distances. The Company utilizes trucks, waterborne vessels and rail cars to transport cement from its plants directly to customers or to its approximately 84 distribution terminals strategically located to serve regional markets.



     For the year ended December 31, 1997, the Company's cement operations had revenues before elimination of intercompany sales of approximately $1,050 million and operating profit (before corporate and unallocated expenses) of approximately $259 million, constituting, on a pro forma basis giving effect to the acquisition of the Redland Operations, approximately 43% of total revenues and approximately 64% of total operating profit (before corporate and unallocated expenses), respectively.


  FACILITIES

     The following table indicates the location, types of process and rated annual clinker production capacity (based on management's estimates) of each of the Company's operating cement manufacturing plants at December 31, 1997.

                    RATED ANNUAL CLINKER PRODUCTION CAPACITY
                         OF CEMENT MANUFACTURING PLANTS
                                (IN SHORT TONS)*

             UNITED STATES PLANTS                                 CANADIAN PLANTS
-----------------------------------------------   -----------------------------------------------
                                       CLINKER                                           CLINKER
        LOCATION            PROCESS   CAPACITY            LOCATION            PROCESS   CAPACITY
                                                  Brookfield, Nova
Paulding, Ohio..........      Wet       471,200   Scotia..................      Dry       517,700
Fredonia, Kansas........      Wet       376,200   St. Constant, Quebec....      Dry     1,046,200
Whitehall,
  Pennsylvania..........      Dry       718,600   Bath, Ontario...........      Dry     1,121,700
Alpena, Michigan........      Dry     2,275,500   Woodstock, Ontario......      Wet       561,400
Davenport, Iowa.........      Dry       943,500   Exshaw, Alberta.........      Dry     1,185,500
                                                  Kamloops, British
Sugar Creek, Missouri...      Dry       517,500   Columbia................      Dry       211,700
                                                  Richmond, British
Joppa, Illinois.........      Dry     1,172,900   Columbia................      Wet       558,100
                                      ---------                                         ---------
Total Capacity..........              6,475,400   Total Capacity..........              5,202,300
                                      =========                                         =========
Total 1997 Clinker                                Total 1997 Clinker
  Production............              6,106,400   Production..............              4,293,000
1997 Production as a                              1997 Production as a
  Percentage of Total                               Percentage of Total
  Capacity..............                    94%   Capacity................                    82%

---------------

* One short ton equals 2,000 pounds.

     According to the "U.S. and Canadian Portland Cement Industry Plant Information Summary Report", as of December 31, 1996, Lafarge Canada had the highest capacity of Canadian cement companies with approximately 35% of total active industry clinker production capacity in Canada. According to that report, as of December 31, 1996, the Company's operating cement manufacturing plants in the United States accounted for an estimated 8% of total U.S. active industry clinker production capacity. Approximately 11%, or 1.4 million tons, of the Company's cement shipments in 1997 were made to the Company's construction materials operations.


     The Company's U.S. plants are primarily concentrated in the central and midwestern states, extending from the northern Great Lakes southward along the Mississippi River system. The Company is the only cement producer serving all regions of Canada. Distribution and storage facilities are maintained at all cement plants and at approximately 84 other sites in the U.S. and Canada, including four deep water ocean terminals. The Company purchases imported cement to supplement production in some of its domestic markets.

CONSTRUCTION MATERIALS OPERATIONS

  INDUSTRY OVERVIEW

     The aggregates business consists of the mining, extraction, production and sale of stone, sand, gravel and lightweight aggregates such as expanded shale and clay. Aggregates are employed in virtually all types of construction, including highway construction and maintenance. The concrete business involves the mixing of cement with sand, gravel, crushed stone or other aggregates and water to form concrete which is subsequently marketed and distributed to numerous construction contractors.


     Demand for aggregates and concrete products largely depends on regional levels of construction activity, and therefore tends to follow cycles similar to those of cement. Both the aggregates and concrete industries are highly fragmented, with numerous participants operating in localized markets. The cost of transportation of both aggregates and concrete products is high relative to their value, and consequently, producers are typically limited to a market area within 100 miles of their production facilities. Similar to the market for cement, the Company believes that the current favorable conditions, including low interest rates, strong regional economies in its U.S. markets and in Ontario and the western provinces of Canada, as well as an increase in federal highway and transportation funding resulting from passage of the Transportation Equity Act for the 21st Century, could lead to increased residential, non-residential and public works construction activity, fueling the demand for aggregates and concrete.


  GENERAL

     The Company's construction materials operations encompass the production and sale of ready-mixed concrete, aggregates, asphalt, concrete blocks and pipes, precast and prestressed concrete components and other related products. The Company is also engaged in highway and municipal paving and road building work.


     Lafarge Canada is the only producer of ready-mixed concrete and construction aggregates in Canada that has operations extending from coast to coast. In the United States, the Company owns or has a majority interest in construction materials facilities with operations concentrated in Kansas, Louisiana, Missouri, Ohio, Pennsylvania, Washington, West Virginia and Wisconsin. Ready-mixed concrete plants mix controlled portions of cement, water and aggregates to make concrete which is sold primarily to building contractors and delivered to construction sites by mixer trucks. Aggregates are sold primarily to road building contractors and ready-mixed concrete producers. Management believes that Lafarge Canada is one of the largest manufacturers of precast concrete products and concrete pipe in Canada. Precast concrete products and concrete pipe are sold primarily to contractors engaged in all types of construction activity. No single unaffiliated customer accounted for more than 10% of the Company's sales in 1997.


     Sales of ready-mixed concrete and aggregates are made on the basis of competitive prices in each market area, generally pursuant to telephone orders from customers who purchase quantities sufficient for their immediate requirements. Therefore, with the exception of isolated major construction projects, the Company's sales of these products do not typically involve long-term contractual commitments.

     For the year ended December 31, 1997, on a pro forma basis giving effect to the acquisition of the Redland Operations, the Company's construction materials operations had revenues, before elimination of intercompany sales, of approximately $1.3 billion, or approximately 53% of the Company's total revenues. For the same period, on a pro forma basis giving effect to the acquisition of the Redland Operations, the construction materials operations had operating profit (before corporate and unallocated expenses) of approximately $131 million, or approximately 33% of the Company's total operating profit (before corporate and unallocated expenses).


  FACILITIES


     On June 3, 1998, the Company owned or had a majority interest in the following construction materials facilities in the U.S. and Canada: 242 ready-mixed concrete plants, 197 aggregates facilities, 57 asphalt plants, and 54 precast and prestressed concrete, concrete block and concrete pipe plants and other construction materials operations. In 1997, the Company (excluding the Redland Operations) sold approximately five million cubic yards of ready-mixed concrete and approximately 31 million tons of aggregates in Canada and approximately two million cubic yards of ready-mixed concrete and approximately 12 million tons of aggregates in the U.S. In 1997, the Redland Operations shipped approximately 32 million tons of aggregates, two million cubic yards of ready-mixed concrete and six million tons of asphalt.


GYPSUM WALLBOARD OPERATIONS

     In September 1996, the Company entered the gypsum wallboard business by acquiring manufacturing facilities located in Buchanan, New York and Wilmington, Delaware, with a combined rated annual production capacity of approximately 700 million square feet (approximately 3% of total manufacturing capacity in the United States). The Company's strategy in the gypsum wallboard business, as in its other product lines, is to build strong, regional positions in core markets with sound economic and demographic fundamentals and good earnings potential. The Company's two existing plants, which are geographically well located to serve the Mid-Atlantic and northeastern markets, supply a full line of gypsum wallboard products used in residential and commercial construction as well as the repair and remodeling segment. The Company will seek to expand its gypsum wallboard operations as attractive investment opportunities are found.


     The Company's gypsum wallboard products are sold to a variety of residential and commercial building materials dealers, individual and regional/national gypsum wallboard distributors, original equipment manufacturers, building materials distribution companies, lumber yards and "do-it-yourself" home centers. Sales are made on the basis of competitive prices in each market area, generally pursuant to telephone orders from customers. Customer orders are taken at each plant site. The amount of backlog orders, as measured by written contracts, is normally not significant.


     For the year ended December 31, 1997, the Company's gypsum wallboard operations had revenues of approximately $92 million and operating profit (before corporate and unallocated expenses) of $13 million, constituting, on a pro forma basis giving effect to the acquisition of the Redland Operations, approximately 4% of total revenues and approximately 3% of total operating profit (before corporate and unallocated expenses), respectively.

OTHER OPERATIONS

     The Company's other operations include processing supplemental fuels and the management and marketing of coal combustion by-products and other cementitious materials. Systech Environmental Corporation, a wholly-owned subsidiary of the Company, processes fuel-quality waste and alternative raw materials for use in cement kilns. The Systech facilities and the Company's cement plants that utilize hazardous waste derived fuel are highly regulated by federal, state and local environmental statutes and regulations.

     The Company's wholly owned subsidiary, Mineral Solutions Inc., is engaged in the management and marketing of coal combustion by-products which are the residues produced by coal burning, electricity generating plants and industrial boilers. Fly ash is the predominant product and is used as an enhancement in ready-mixed concrete (replacing a portion of the portland cement) and also in engineered fills, flowable fill, soil/sludge drying and stabilization.

ENVIRONMENTAL MATTERS

     As more fully discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the Company's operations, like those of other companies engaged in similar businesses, involve the use, release, discharge, disposal, and cleanup of substances regulated under increasingly stringent federal, state, provincial, and/or local environmental protection laws. The Company has been and is presently involved in certain environmental enforcement matters in both the U.S. and Canada. Because of differences between requirements in the U.S. and Canada and the complexity and uncertainty of existing and future environmental requirements, permit conditions, costs of new and existing technology, potential remedial costs and insurance coverages, and/or enforcement-related activities and costs, it is difficult for management to estimate the ultimate level of Company expenditures related to environmental matters. While amounts accrued and paid in the past have not been material, the Company's capital expenditures and operational expenses for environmental matters have increased and are likely to increase in the future. The Company cannot determine at this time whether capital expenditures and other remedial action that the Company may be required to undertake to comply with the changing environmental protection laws will materially affect its capital expenditures or earnings. However, with respect to known environmental contingencies, the Company has recorded provisions for estimated probable liabilities and does not believe that the ultimate resolution of such matters will have a material adverse effect on the Consolidated Financial Statements.

LEGAL MATTERS

     The Company is involved in certain actions and claims, including but not limited to those items described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. In the opinion of management, such litigation and claims should be resolved without a material adverse effect on the Company's financial position.

                              DESCRIPTION OF NOTES


     The Notes are to be issued under an indenture dated as of October 1, 1989 between the Company and Citibank, N.A., as Trustee (the "Trustee"), and a
supplemental indenture thereto dated as of          , 1998 (collectively, the
"Indenture"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Notes will be limited to
$650,000,000 aggregate principal amount and mature on             , 20  .


     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture. Copies of the Indenture are available for inspection during normal business hours at the principal office of the Company and at the office of the Trustee in the City of New York. The holders of the Notes are entitled to the benefits of, are bound by, and are deemed to have notice of, all the provisions of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. Certain capitalized terms used herein are defined in the Indenture.

GENERAL


     The Indenture does not limit the aggregate principal amount of debt Securities which may be issued thereunder and provides that debt Securities may be issued thereunder in one or more series up to the aggregate principal amount which may be authorized from time to time by the Company. All debt Securities, including the Notes, which may from time to time be issued and outstanding under the Indenture are herein sometimes referred to as the "Debt Securities". The Company may, from time to time, without the consent of the Holders of the Notes, provide for the issuance of Debt Securities under the Indenture in addition to the $650,000,000 principal amount of Debt Securities authorized, issued and outstanding as of the date of this Prospectus. As used herein, "Holder" includes the Depositary (as defined below) with respect to the Notes issued in book-entry form.



     The Notes will be issued in fully registered book-entry form in denominations of $1,000 and any integral multiple thereof and will be issued as a Book-Entry Note (as defined below). Principal is to be payable, and the Notes will be transferable and exchangeable, at the office or agency of the Security Registrar, initially the Trustee, provided that the Book-Entry Notes will be exchangeable only in the manner and to the extent set forth under "--Book-Entry Notes."


     The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus from the date of issuance or from the most recent interest payment date to which interest has been paid or duly provided for. Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year (each, an "Interest Payment Date"), and at maturity or upon redemption, commencing on December 15, 1998, to the person in whose name a Note is registered at the close of business on the preceding June 1 or December 1 (each a "Record Date"), as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If the original issue date of a Note is between a Record Date and an Interest Payment Date, the initial interest payment will be made on the Interest Payment Date following the next succeeding Record Date to the registered Holder on such next succeeding Record Date. Holders must surrender the Notes to the paying agent for the Notes to collect principal payments. Except as described in "-- Book-Entry Notes," the Company will pay principal and interest at the office or agency of the Company maintained for that purpose in New York, New York.

     All Debt Securities, including the Notes, issued and to be issued under the Indenture will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Company conducts a substantial part of its operations through its subsidiaries. The Notes will effectively rank junior to any secured indebtedness of the Company to the extent of the assets securing such indebtedness and to any indebtedness of the Company's subsidiaries to the extent of the assets of such subsidiaries. At March 31, 1998, the Company and its subsidiaries had aggregate debt obligations in the amount of approximately $193.0 million, including approximately $38.8 million of secured indebtedness, and the Company's subsidiaries had aggregate indebtedness of approximately $12.9 million outstanding to third parties, including approximately $7.7 million of secured indebtedness. At the same date, the Company had outstanding $154.2 million of indebtedness which will rank pari passu with the Notes, including $300,000 of guarantees with respect to indebtedness of its subsidiaries. The Indenture contains no restrictions on the amount of additional indebtedness which may be incurred by the Company or its subsidiaries; however, as set forth under "-- Certain Covenants of the Company -- Restrictions on Liens" below, the Indenture contains certain restrictions on the ability of the Company and its subsidiaries to incur secured indebtedness. The ability of the Company to pay principal and interest on the Notes is dependent in part upon the payment to it of distributions, dividends, interest or other amounts by its subsidiaries. The Company's principal subsidiaries, Lafarge Canada and Redland, Inc., are currently not a party to any agreements that contain material restrictions on their ability to pay dividends to the Company. At December 31, 1997, Lafarge Canada had $796.8 million of cumulative undistributed earnings which the Company considers to be permanently invested in Canada. While there are currently no material contractual restrictions on Lafarge Canada's ability to pay dividends to the Company, the Company's practice has been to retain earnings at Lafarge Canada.


REDEMPTION PROVISIONS


     The Notes will be redeemable, in whole or in part, at the option of the Company, on any date (a "Redemption Date") at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day
year consisting of twelve 30-day months) at the Treasury Rate plus      basis
points, plus accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided, however, that installments of interest on Notes that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Notes, registered as such at the close of business on the relevant Record Date according to their terms and provisions of the Indenture.



     "Treasury Rate" means, with respect to any Redemption Date for the Notes,
(a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.



     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.



     "Independent Investment Banker" means Donaldson, Lufkin & Jenrette Securities Corporation, Warburg Dillon Read LLC or Citicorp Securities, Inc. and their respective successors or, if such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.


     "Comparable Treasury Price" means, with respect to any Redemption Date, (a) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer" means each of Donaldson, Lufkin & Jenrette Securities Corporation, Warburg Dillon Read LLC and Citicorp Securities, Inc. and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.


     "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.


     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of Notes to be redeemed. If less than all the Notes are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.


     Unless the Company defaults in payment of the redemption price, on and after any Redemption Date interest will cease to accrue on the Notes or portions thereof redeemed.

BOOK-ENTRY NOTES


     The Notes will be issued in whole or in part in the form of one or more fully registered Notes (each, a "Book-Entry Note") which will be deposited with, or on behalf of, The Depository Trust Company in the City of New York (the "Depositary") and registered in the name of the Depositary or the Depositary's nominee. Except as set forth below, a Book-Entry Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.


     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary (the "Participants"). Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by the Depositary only through Participants.

     The Notes will be represented by a Book-Entry Note registered in the name of the Depositary or its nominee. Upon the issuance of a Book-Entry Note in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Book-Entry Note to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters.

     Ownership of beneficial interests in a Book-Entry Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests by Participants in the Book-Entry Note will be shown on, and the transfer of that ownership interest will be affected only through, records maintained by the Depositary or its nominee. Ownership of beneficial interests in the Book-Entry Note by persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participant. Owners of beneficial interests in the Book-Entry Note will not receive written confirmation from the Depositary of their purchases, but they are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which they purchased beneficial interests in the Book-Entry Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Book-Entry Note.

     So long as the Depositary, or its nominee, is the registered owner of the Book-Entry Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Book-Entry Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Book-Entry Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owner or holders thereof under the Indenture.

     Payment of principal of, premium, if any, and any interest on the Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Book-Entry Note representing the Notes. None of the Company, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Book-Entry Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that, upon receipt of any payment of principal, premium or interest in respect of the Book-Entry Note, the Depositary will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Book-Entry Note as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in the Book-Entry Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     The Book-Entry Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will execute and the Trustee will authenticate and deliver Notes in definitive registered form in exchange for each Book-Entry Note representing the Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes in registered form represented by one or more Book-Entry Notes and, in such event, will issue certificated notes in definitive form in exchange for the Book-Entry Note representing the Notes. In any such instance, an owner of a beneficial interest in the Book-Entry Note will be entitled to physical delivery in definitive form of certificated Notes represented by the Company equal in principal amount to such beneficial interest and to have such certificated notes registered in its name.

CONSOLIDATION, MERGER, CONVEYANCE, SALE OR LEASE

     Nothing contained in the Indenture prevents the Company from consolidating with or merging into another corporation or conveying, transferring or leasing its properties and assets substantially as an entirety to any Person, provided that (a) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety is a corporation (as defined in the Indenture); the corporation assumes, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company to be performed or observed and (b) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

CERTAIN COVENANTS OF THE COMPANY


     Restrictions on Liens. (a) The Indenture provides that the Company will not, and will not permit any Principal Subsidiary (as defined below) to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as a "mortgage") upon any Principal Property (as defined below) of the Company or any Principal Subsidiary or any shares of stock or indebtedness of any Principal Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without in any such case effectively securing concurrently with the issuance, assumption or guaranty of any such Debt, the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Principal Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) equally and ratably with such Debt. The foregoing restrictions do not apply to (i) mortgages on any property acquired, constructed or improved after October 1, 1989, which are created or assumed contemporaneously with, or within 180 days after such acquisition, or completion of such construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 180-day period) to secure or provide for the payment of all or a portion of the purchase price or cost thereof incurred after October 1, 1989 (or prior to October 1, 1989 in the case of any construction or improvement which is at least 40% completed at the date of the Indenture), or, in addition to mortgages contemplated by clauses (ii) and (iii) below, mortgages existing on property at the time of its acquisition (including acquisition through merger or consolidation), provided that such mortgage does not apply to any property theretofore owned by the Company or a Principal Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located;
(ii) mortgages on any property, shares of stock or indebtedness at the time of acquisition thereof from a corporation which is merged with or into the Company or a Principal Subsidiary; (iii) mortgages on any property, share of stock or indebtedness of any corporation existing at the time such corporation becomes a Principal Subsidiary; (iv) mortgages to secure Debt of a Principal Subsidiary to the Company or to another Principal Subsidiary; (v) mortgages in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such mortgages; (vi) mortgages to secure tax-exempt private activity bonds under the Internal Revenue Code of 1986, as amended; or (vii) mortgages for the sole purpose of extending, renewing or replacing, in whole or in part, Debt secured by any mortgage referred to in the foregoing clauses (i) to (vi), inclusive, or in this clause (vii), or any mortgage existing on the date of the Indenture, provided, however, that the principal amount of Debt secured thereby does not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement is limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements on such property).



     (b) The foregoing restriction does not apply to the issuance, assumption or guarantee by the Company or any Principal Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other Debt of the Company and its Principal Subsidiaries secured by mortgages which would otherwise be subject to the foregoing restrictions (other than mortgages permitted under the foregoing exceptions) and the Value (as defined below) of all Sale and Lease-back Transactions existing at such time (other than any Sale and Lease-back Transaction the proceeds of which have been applied to the retirement of the Debt Securities or of certain long-term indebtedness or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (i) above), does not exceed 10% of Consolidated Net Tangible Assets (as defined below).


     Restrictions on Sale and Lease-back Transactions. Sale and Lease-back Transactions by the Company or any Principal Subsidiary of any Principal Property are prohibited (except for temporary leases for a term, including renewals, of not more than three years and except for leases between the Company and a Principal Subsidiary or between Principal Subsidiaries) unless the net proceeds of such Sale and Lease-back Transactions are at least equal to the fair value (as determined by the Board of Directors, the Chairman of the

Board, the President or the principal financial officer of the Company) of the Principal Property to be leased and either (a) the Company or such Principal Subsidiary would be entitled pursuant to the provisions of (i) of paragraph (a) of "-- Restrictions on Liens" or paragraph (b) of "-- Restrictions on Liens," to incur Debt secured by a mortgage on the Principal Property to be leased without equally and ratably securing any Debt Security or (b) the Value thereof would be an amount permitted under paragraph (b) under "Restrictions on Liens" or (c) the Company shall, and in any case the Company covenants that it will, within 180 days of the effective date of any such arrangement (or in the case of (iii) of this paragraph, within six months thereafter pursuant to a firm purchase commitment entered into within such 180-day period) apply an amount equal to the fair market value (as so determined) of such Principal Property (i) to the redemption, if applicable, or repurchase, if permitted, of the Debt Securities,
(ii) to the payment or other retirement of Funded Debt (as defined) incurred or assumed by the Company which ranks senior to or pari passu with the Debt Securities or of Funded Debt incurred or assumed by any Principal Subsidiary (other than, in either case, Funded Debt owned by the Company or any Principal Subsidiary) or (iii) to the purchase of Principal Property (other than the Principal Property involved in such sale). The restrictions on Sale and Lease-back Transactions shall not apply to sale and lease-back arrangements existing on the date of the Indenture.

     Definitions. The term "Consolidated Net Tangible Assets" is defined to mean the total of all the assets appearing on the consolidated balance sheet of the Company and its Subsidiaries less the following: (1) current liabilities; (2) reserves for depreciation and other asset valuation reserves; (3) intangible assets including, without limitation, items such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense; and (4) appropriate adjustments on account of minority interests of other persons holding stock in any Subsidiary of the Company. The Indenture provides that Consolidated Net Tangible Assets must be determined as of a date not more than 60 days prior to the happening of the event for which such determination is being made.

     The term "Funded Debt" means any Debt which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such Debt.

     The term "Principal Property" is defined to mean any manufacturing or processing plant, office facility, distribution facility or sand and gravel or quarry site, including, in each case, the fixtures appurtenant thereto, located within the continental United States of America or Canada and owned and operated now or hereafter by the Company or any Subsidiary and having a book value on the date as of which the determination is being made of more than 2% of Consolidated Net Tangible Assets.

     The term "Principal Subsidiary" is defined to mean any Subsidiary which owns a Principal Property.

     The term "Value" is defined to mean, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction or (2) the fair value in the opinion of the Board of Directors, the Chairman of the Board, the President or the principal financial officer of the Company of such property at the time of entering into such Sale and Lease-back Transaction, in either case multiplied by a fraction, the numerator of which is equal to the number of full years of the term of the lease remaining at the time of determination and the denominator of which is equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease.

EVENTS OF DEFAULT

     If an Event of Default with respect to any Debt Securities of any series shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of the Debt Securities of that series outstanding may declare the principal of all the Debt Securities of that series outstanding (or such lesser amount as may be provided for in the Debt Securities of that series) and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately and upon any such declaration such principal or such lesser amount shall become immediately due and payable; provided, that if all such Events of Default with respect to Debt Securities of that series shall have been cured, or waived as described under the heading "Modification and Waiver" below, and all amounts due otherwise than on account of such declaration shall have been paid or deposited with the Trustee, the Holders of a majority in aggregate principal amount of the Debt Securities of that series then outstanding may rescind and annul such declaration and its consequences.

     An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being: (a) default in the payment of any interest upon or any Additional Amounts in respect of any Debt Security of such series or any coupon appertaining thereto when such interest or Additional Amounts become due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of and any premium on any Debt Security of such series when it becomes due and payable either at maturity, by declaration of acceleration, upon redemption, by request for repayment or otherwise; (c) default in the making of any sinking fund payment on any Debt Security of such series; (d) default in the performance or breach of any covenant or warranty of the Company contained in the Indenture for the benefit of such series or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) acceleration of the maturity of any indebtedness for money borrowed in excess of $5,000,000 of the Company or any of its Principal Subsidiaries if such acceleration is not rescinded or annulled, or such indebtedness is not discharged, within 10 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of such series.

     The Trustee is required, within 90 days after the occurrence of a default with respect to the Debt Securities of any series that is continuing, to give to all Holders of the Debt Securities of such series notice of such default by mail; provided that, except in the case of default in the payment of the principal of or any premium or interest on or any Additional Amounts with respect to any Debt Securities of such series or in the payment of any sinking fund installment with respect to Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the Debt Securities of such series.

     The Trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the Holders of Debt Securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the Indenture at the request of the Holders of Debt Securities of such series. Subject to such right of indemnification, the Holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series.

     The Company is required to furnish to the Trustee annually statements as to the fulfillment by the Company of all of its obligations and as to the absence of any defaults under the Indenture.

MODIFICATION AND WAIVER

     The Company may amend the indenture with the written consent of the Holders of a majority in principal amount of each series of Debt Securities affected by the proposed amendment. However, without the consent of each Holder of Debt Securities of any such series, an amendment may not: (i) change the maturity date of the principal of, or any installment of principal of or interest on, the affected Debt Securities, (ii) reduce the principal amount of, or any premium or the rate of interest on, or any Additional Amounts payable in respect of the affected Debt Securities, (iii) change any obligation of the Company to pay any Additional Amounts in respect of the affected Debt Securities, (iv) reduce the amount of the principal of any Original Issue Discount Securities that would be due and payable upon acceleration thereof, (v) adversely affect any right of repayment at the option of Holders of the affected Debt Securities, (vi) change the place or currency of payment of principal of, or any premium or interest on, the affected Debt Securities, (vii) impair the right to institute suit for the enforcement of any payment on or with respect to the affected Debt Securities, or (viii) reduce the percentage in principal amount of affected Debt Securities, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (ix) to modify any of the provisions of this paragraph, the provisions relating to the waiver of past defaults under the Indenture and the provisions relating to the waiver of certain covenants under the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of the affected Debt Securities.

     The Holders of not less than a majority in principal amount of the Debt Securities of any series may on behalf of all Holders of such series waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Debt Securities of any series may on behalf of all Holders of Debt Securities of such series waive any past default under the Indenture with respect to the Debt Securities of such series and any Event of Default arising therefrom, except a default in the payment of the principal of, or any premium or interest on, or any Additional Amounts payable in respect of the affected Debt Securities or in respect of any covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series.

DEFEASANCE PROVISIONS

     The Indenture provides that the Company will be discharged from any and all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of any of the Debt Securities of such series on the stated maturity of such payments, or on any redemption date established for such Debt Securities, in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if (i) no Event of Default has occurred and is continuing, or will occur upon the giving of notice or the lapse of time during the period such defeasance and discharge is being effected, (ii) the Company has delivered to the Trustee an opinion of counsel based on a change in law occurring after the issue dates of the Notes or a United States Internal Revenue Service ruling to the effect that such a discharge will not cause the Holders of such Debt Securities to recognize income, gain or loss for Federal income tax purposes and will be subject to Federal income tax in the same amount and in the same manner and at the same times, as would have been the case if such discharge had not occurred, and (iii) in the event that the Debt Securities of such series are then listed on the New York Stock Exchange, the Company has delivered to the Trustee an opinion of counsel satisfactory to the Trustee to the effect that the discharge would not cause such Debt Securities to be de-listed as a result thereof. No defeasance and discharge may be effected with respect to any series of Debt Securities the terms of which provide for the payment of any Additional Amounts.

     The Company may omit to comply with the covenants described under the heading "Certain Covenants of the Company" above under the circumstances described herein with respect to the Debt Securities of each series. The Company, in order to exercise such option, will be required to deposit with the Trustee, in trust, money and/or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments and any Additional Amounts in respect of any of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such covenant defeasance may only occur if (i) such deposit does not cause the Trustee with respect to such series of Debt Securities to have any conflicting interest, as defined in the Indenture, with respect to Debt Securities of any series, (ii) such deposit will not result in a breach or a violation of, or default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound,
(iii) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to Debt Securities of such series has occurred and is continuing on the date of such deposit, (iv) the Company has delivered to the Trustee an opinion of counsel satisfactory to the Trustee to the effect that the covenant defeasance and related deposit will not cause the Holders of such series to recognize income, gain or loss for Federal income tax purposes and that the Holders will be subject to Federal income tax in the same amount and in the same manner and at the same times, as would have been the case if such covenant defeasance and related deposit had not occurred, and (v) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent to such covenant defeasance have been complied with. If any Additional Amounts should become payable with respect to a series of Debt Securities after any such deposit and related covenant defeasance with respect to such series of Debt Securities shall have occurred, the Company will be required to make additional deposits with the Trustee with respect thereto or such covenant defeasance will terminate.

CONCERNING THE TRUSTEE

     Citibank, N.A. will serve as the Trustee under the Indenture. The Trustee and its affiliates may perform banking services for, or transact other banking business with, the Company in the ordinary course of business. Citicorp Securities, Inc., an affiliate of the Trustee, will act as an Underwriter with respect to the Notes.

                                  UNDERWRITING


     Subject to the terms and conditions of an underwriting agreement, dated
            , 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally, and not jointly, agreed to purchase from the Company the respective principal amount of Notes set forth opposite their names below.



                                                               PRINCIPAL
                                                               AMOUNT OF
                                                                 NOTES
UNDERWRITERS                                                  ------------
Donaldson Lufkin & Jenrette Securities Corporation..........
Warburg Dillon Read LLC.....................................
Citicorp Securities, Inc....................................
                                                              ------------
          Total.............................................  $650,000,000
                                                              ============


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the Notes offered hereby if any are purchased.


     The Underwriters initially propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession
not in excess of      % of the principal amount of the Notes. The Underwriters
may allow, and such dealers may re-allow, to certain other dealers a concession
not in excess of      % of the principal amount of the Notes. After the initial
offering of the Notes, the public offering price and other selling terms of the Notes may be changed by the Underwriters at any time without notice.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on any securities exchange and there can be no assurance that there will be a secondary market for the Notes. The Company has been advised by the Underwriters that one or more of the Underwriters may make a market in the Notes; however, they are not obligated to do so, and they may discontinue any such market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Notes.


     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Notes in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of the Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Notes and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Notes in the open market to cover such syndicate short position or to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end either of these activities at any time.


     Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform various investment banking and commercial banking services for the Company, for which they have received or will receive usual and customary fees. In connection with the acquisition of the Redland Operations from Lafarge S.A., Warburg Dillon Read LLC provided financial advisory services and delivered an opinion to the Company's Board of Directors with respect to certain matters relating to the acquisition for which it has received customary fees and expenses from the Company. In addition to services in connection with the acquisition of the Redland Operations, certain of the Underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and expenses.


                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Milbank, Tweed, Hadley & McCloy, New York, New York, will pass upon certain legal matters for the Underwriters. In rendering their opinions, Thompson & Knight, P.C. and Milbank, Tweed, Hadley & McCloy will rely as to matters of Maryland law upon the opinion of Piper & Marbury, Baltimore, Maryland.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
The Company...........................    4
Recent Developments...................    5
Use of Proceeds.......................    5
Ratio of Earnings to Fixed Charges....    5
Accounting Effects of the
  Acquisition.........................    6
Cautionary Statement for Purposes
  of the Safe Harbor Provisions of
  the Private Securities Litigation
  Reform Act of 1995..................    6
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Unaudited Pro Forma Condensed
  Consolidated Financial Data.........    9
Business..............................   15
Description of Notes..................   20
Underwriting..........................   29
Legal Matters.........................   30
Experts...............................   30

======================================================
======================================================

                                  $650,000,000

                                 [LAFARGE LOGO]


                              % SENIOR NOTES DUE

                           -------------------------
                                   PROSPECTUS
                           -------------------------
                              Joint Lead Managers


                          DONALDSON, LUFKIN & JENRETTE
                            WARBURG DILLON READ LLC


                     --------------------------------------

                           CITICORP SECURITIES, INC.
                                           , 1998

======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company will pay all expenses incident to the offering and sale to the public of the Notes being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.


SEC registration fee........................................  $191,750
Legal fees and expenses.....................................   100,000
Rating Agencies' fees.......................................   235,000
Accounting fees and expenses................................   200,000
Printing fees and expenses..................................    75,000
                                                              --------
          Total.............................................  $801,750
                                                              ========


---------------

* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 2-418 of the Maryland General Corporation Law ("MGCL") provides for the indemnification of directors and officers of a corporation incorporated under Maryland law under certain circumstances. A person who was or is a director or officer of the corporation may be indemnified by the corporation for judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such director or officer was or is made a party by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. If a proceeding is brought by or on behalf of the corporation, no indemnification will be made in connection with such proceeding if the director or officer was adjudged to be liable to the corporation. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to the judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.


     Article Ninth of the Articles of Incorporation of the Registrant provides that the Registrant shall indemnify its directors and officers to the full extent permitted by Maryland law now or hereafter in force, including the advance of related expenses, upon a determination by the Board of Directors or independent legal counsel made in accordance with applicable statutory standards, and that the Registrant, upon authorization by the Board of Directors, may indemnify other employees or agents to the same extent. Article Ninth also contains a provision that eliminates the liability of officers and directors of the Registrant for money damages to the Registrant or its stockholders for any act or omission, including conduct of such officers and directors on behalf of the Registrant constituting gross negligence, unless (1) the director or officer received an improper benefit in money, property or services or (2) the action, or failure to act, by the director or officer was the result of active and deliberate dishonesty which was material to a cause of action adjudicated in a proceeding against such director or officer.


     Article VIII of the By-Laws of the Registrant provides for the indemnification of the Registrant's directors and officers to the extent permitted under Section 2-418 of the MGCL. The Registrant has insurance policies indemnifying its officers and directors against claims and liabilities (with stated exceptions) to which they may become subject by reason of their positions as directors and officers.


ITEM 16. EXHIBITS.


      EXHIBIT NO.                         IDENTIFICATION OF EXHIBIT
      -----------                         -------------------------
           1.1           -- Form of Underwriting Agreement with respect to the Notes.
           3.1           -- Articles of Amendment and Restatement of the Company,
                            filed May 29, 1992 (incorporated by reference to Exhibit
                            3.1 to the Annual Report on Form 10-K filed by the
                            Company for the fiscal year ended December 31, 1992).
           3.2           -- By-Laws of the Company, (as most recently amended on July
                            29, 1994) (incorporated by reference to Exhibit 3.2 to
                            the Annual Report on Form 10-K filed by the Company for
                            the fiscal year ended December 31, 1994).
           4.1           -- Indenture between the Company and Citibank, N.A., as
                            Trustee, dated October 1, 1989, relating to senior debt
                            securities of the Company (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-3
                            (Registration No. 33-31333) of the Company, filed with
                            the Securities and Exchange Commission on October 3,
                            1989).
           4.2           -- Form of Supplemental Indenture between the Company and
                            Citibank, N.A., as Trustee, relating to $650 million of
                            senior debt securities of the Company.
           4.3           -- Form of Note (included in Exhibit 4.2).
           5.1           -- Opinion of Thompson & Knight, P.C.
          12             -- Statement of Computation of Ratios of Earnings to Fixed
                            Charges.
          23.1           -- Consent of Arthur Andersen LLP, independent public
                            accountants.
          23.2           -- Consent of Thompson & Knight, P.C. (included in Exhibit
                            5.1).
          24             -- Power of Attorney (included on the signature page of this
                            Registration Statement).
          25             -- Statement of Eligibility of Trustee under the Trust
                            Indenture Act of 1939 on Form T-1.



ITEM 17. UNDERTAKINGS.


     A. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents By Reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Undertaking in Respect of Indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     C. Undertaking Pursuant to Rule 430A.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia, on this 6th day of July, 1998.


                                            LAFARGE CORPORATION

                                            By:    /s/ LARRY J. WAISANEN
                                              ----------------------------------
                                                      Larry J. Waisanen
                                              Executive Vice President and Chief
                                                       Financial Officer


     Pursuant to the requirements of the Securities Act of 1993, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ JOHN M. PIECUCH*                   President, Chief Executive          July 6, 1998
-----------------------------------------------------    Officer and Director (Principal
                   John M. Piecuch                       Executive Officer)

                /s/ LARRY J. WAISANEN                  Executive Vice President and        July 6, 1998
-----------------------------------------------------    Chief Financial Officer
                  Larry J. Waisanen                      (Principal Financial Officer)

                 /s/ JOHN C. PORTER*                   Vice President and Controller       July 6, 1998
-----------------------------------------------------    (Principal Accounting Officer)
                   John C. Porter

              /s/ BERTRAND P. COLLOMB*                 Chairman of the Board               July 6, 1998
-----------------------------------------------------
                 Bertrand P. Collomb

                                                       Director
-----------------------------------------------------
                   Thomas A. Buell

               /s/ MARSHALL A. COHEN*                  Director                            July 6, 1998
-----------------------------------------------------
                  Marshall A. Cohen

               /s/ PHILIPPE P. DAUMAN*                 Director                            July 6, 1998
-----------------------------------------------------
                 Philippe P. Dauman

               /s/ BERNARD L. KASRIEL*                 Director                            July 6, 1998
-----------------------------------------------------
                 Bernard L. Kasriel

                /s/ JACQUES LEFEVRE*                   Director                            July 6, 1998
-----------------------------------------------------
                   Jacques Lefevre

                /s/ PAUL W. MACAVOY*                   Director                            July 6, 1998
-----------------------------------------------------
                   Paul W. MacAvoy

               /s/ CLAUDINE B. MALONE*                 Director                            July 6, 1998
-----------------------------------------------------
                 Claudine B. Malone

               /s/ ALONZO L. MCDONALD*                 Director                            July 6, 1998
-----------------------------------------------------
                 Alonzo L. McDonald

               /s/ ROBERT W. MURDOCH*                  Director                            July 6, 1998
-----------------------------------------------------
                  Robert W. Murdoch

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ BERTIN F. NADEAU*                  Director                            July 6, 1998
-----------------------------------------------------
                  Bertin F. Nadeau

                /s/ JOHN D. REDFERN*                   Director                            July 6, 1998
-----------------------------------------------------
                   John D. Redfern

                 /s/ JOE M. RODGERS*                   Director                            July 6, 1998
-----------------------------------------------------
                   Joe M. Rodgers



*By:    /s/ LARRY J. WAISANEN


     -------------------------------

            Larry J. Waisanen


            Attorney-in-fact

                               INDEX TO EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           1.1           -- Form of Underwriting Agreement with respect to the Notes.
           3.1           -- Articles of Amendment and Restatement of the Company,
                            filed May 29, 1992 (incorporated by reference to Exhibit
                            3.1 to the Annual Report on Form 10-K filed by the
                            Company for the fiscal year ended December 31, 1992).
           3.2           -- By-Laws of the Company, (as most recently amended on July
                            29, 1994) (incorporated by reference to Exhibit 3.2 to
                            the Annual Report on Form 10-K filed by the Company for
                            the fiscal year ended December 31, 1994).
           4.1           -- Indenture between the Company and Citibank, N.A., as
                            Trustee, dated October 1, 1989, relating to senior debt
                            securities of the Company (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-3
                            (Registration No. 33-31333) of the Company, filed with
                            the Securities and Exchange Commission on October 3,
                            1989).
           4.2           -- Form of Supplemental Indenture between the Company and
                            Citibank, N.A., as Trustee, relating to $650 million of
                            senior debt securities of the Company.
           4.3           -- Form of Note (included in Exhibit 4.2).
           5.1           -- Opinion of Thompson & Knight, P.C.
          12             -- Statement of Computation of Ratios of Earnings to Fixed
                            Charges.
          23.1           -- Consent of Arthur Andersen LLP, independent public
                            accountants.
          23.2           -- Consent of Thompson & Knight, P.C. (included in Exhibit
                            5.1).
          24             -- Power of Attorney (included on the signature page of this
                            Registration Statement).
          25             -- Statement of Eligibility of Trustee under the Trust
                            Indenture Act of 1939 on Form T-1.